Exhibit 97
COREBRIDGE ACCOUNTING RESTATEMENT CLAWBACK POLICY
Adopted December 1, 2023

Purpose

The Corebridge Financial, Inc. (“Corebridge”) Board of Directors (the “Board”) has established this Corebridge Accounting Restatement Clawback Policy (this “Policy”) to encourage sound risk management and increase individual accountability by providing for the recovery, in the event of an Accounting Restatement, of Incentive-Based Compensation received by Covered Employees on or after October 2, 2023 (the “Effective Date”). This Policy applies to Incentive-Based Compensation received after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Covered Employees prior to the Effective Date.

This Policy is designed to comply with, and shall be interpreted consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual (the "Listing Standards”).

Administration

The Board or a committee thereof, as may be designated by the Board from time to time, will administer this Policy. The Board and any such designated committee of the Board are referred to herein as the “Administrator”. Actions of the Administrator pursuant to this Policy may be taken by the vote of a majority of its members. The Administrator is authorized, subject to the provisions of this Policy, to make such determinations and interpretations and to take such actions in connection with this Policy as it deems necessary or advisable. All determinations and interpretations made by the Administrator will be final, binding and conclusive. In the administration of this Policy, if the Administrator is other than the Board, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of Corebridge to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

Definitions

“Accounting Restatement” means an accounting restatement of Corebridge’s financial statements due to Corebridge’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Applicable Period” means the three completed fiscal years immediately preceding the date on which Corebridge is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in Corebridge’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). The “date on which Corebridge is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date the Audit Committee of the Board concludes, or reasonably should have concluded, that Corebridge is required to prepare an Accounting Restatement, or (b) the date a court, regulator, or other legally authorized body directs Corebridge to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.

“Covered Employees” means Corebridge’s current and former executive officers, as determined by the Administrator in accordance with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards.

“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing Corebridge’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Corebridge’s stock price; total shareholder return (“TSR”); revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization; funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); cost per employee, where cost is subject to an Accounting Restatement; any of such financial reporting measures relative to a peer group, where Corebridge’s financial reporting measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within Corebridge’s financial statements or included in a filing with the Securities Exchange Commission.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure and received by a Covered Employee (a) after beginning services as a Covered Employee, (b) if the Covered Employee served as a Covered Employee at any time during the performance period for such Incentive-Based Compensation and (c) while Corebridge had a listed class of securities on a national securities exchange. Incentive-Based Compensation is “received” for purposes of this Policy in Corebridge’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.
Exercise of Clawback Authority

If Corebridge is required to prepare an Accounting Restatement, Corebridge shall promptly recoup the amount of any Erroneously Awarded Compensation received by any Covered Employee during the Applicable Period.

The amount of “Erroneously Awarded Compensation” subject to recovery under this Policy, as determined by the Administrator, is the amount of Incentive-Based Compensation received by the Covered Employee that exceeds the amount of Incentive-Based Compensation that would have been received by the Covered Employee had it been determined based on the restated amounts.

Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Covered Employee in respect of the Erroneously Awarded Compensation. By way of example, with respect to any compensation plans or programs that take into account Incentive-Based Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.

For Incentive-Based Compensation based on stock price or TSR: (a) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (b) Corebridge shall maintain documentation of the determination of that reasonable estimate and provide such documentation to NYSE.
The Administrator shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) canceling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) canceling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder, and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Administrator may affect recovery under this Policy from any amount otherwise payable to the Covered Employee, including amounts payable to such individual under any otherwise applicable Corebridge plan, arrangement, policy or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Employee.

Exceptions

Corebridge is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless a majority of the independent directors of the Board have determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

•the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to NYSE;

•recovery would violate a U.S. law that was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of U.S. law, the Administrator must satisfy the applicable opinion and disclosure requirements of Rule 10D-1 and the Listing Standards; or

•recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to Corebridge employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Amendment and Termination
The Board may terminate this Policy at any time. The Board may also, from time to time, suspend, discontinue, replace, revise or amend this Policy in any respect whatsoever, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which Corebridge’s securities are listed.
Other Recoupment Rights
The Board intends that this Policy shall be applied to the fullest extent of the law. Any forfeiture, recoupment and/or repayment under this Policy will be in addition to any other forfeiture, recoupment and/or repayment rights, or other rights or remedies that may be available under applicable law, or any other program or policy, employment agreement, equity award agreement or similar agreement, including termination of employment. Nothing in this Policy will be deemed to limit or restrict Corebridge from providing for forfeiture, recoupment and/or repayment of compensation under circumstances not set forth in this Policy, or limit or restrict the application of any other clawback or recoupment policy of Corebridge or its affiliates that may apply to compensation or benefits received by a Covered Employee.
No Covered Employee Indemnification
Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Employee that may be interpreted to the contrary, Corebridge shall not indemnify any Covered Employees against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Employees to fund potential clawback obligations under this Policy.

Administrator Indemnification

No member of the Board or employee of Corebridge exercising such person’s responsibilities under this Policy (each such person, an “Indemnitee”) will have liability to any person for any action taken or omitted to be taken or any determination made in good faith with respect to this Policy. Each Indemnitee will be indemnified and held harmless by Corebridge against and from any loss, cost, liability or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnitee in connection with or resulting from any action, suit or proceeding to which such Indemnitee may be a party or in which such Indemnitee may be involved by reason of any action taken or omitted to be taken under this Policy and against and from any and all amounts paid by such Indemnitee, with Corebridge’s approval, in settlement thereof, or paid by such Indemnitee in satisfaction of any judgment in any such action, suit or proceeding against such Indemnitee; provided that Corebridge will have the right, at its own expense, to assume and defend any such action, suit or proceeding and, once Corebridge gives notice of its intent to assume the defense, Corebridge will have sole control over such defense with counsel of Corebridge’s choice.
The foregoing right of indemnification will not be available to an Indemnitee to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case, not subject to further appeal, determines that the acts or omissions of such Indemnitee giving rise to the indemnification claim resulted from such Indemnitee’s bad faith, fraud or willful misconduct. The foregoing right of indemnification will not be exclusive of any other rights of indemnification to which Indemnitees may be entitled under Corebridge’s Amended and Restated Certificate of Incorporation or Second Amended and Restated By-laws, as a matter of law or otherwise, or any other power that Corebridge may have to indemnify such persons or hold them harmless.
Successors

This Policy shall be binding and enforceable against all Covered Employees and their beneficiaries, heirs, executors, administrators or other legal representatives.
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